UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Red Cedar Fund Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 Bridge Street NW, Suite 601

Grand Rapids, MI 49504

Telephone Number (including area code): (616) 378-6894

Name and address of agent for service of process:

CT Corporation

1209 Orange Street

Corporation Trust Center

Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [   ]

NOTICE

A copy of the Certificate of Trust of Red Cedar Fund Trust (the “Trust”), together with any amendments thereto, is on file with the Secretary of the State of Delaware and notice is hereby given that this Notification of Registration is executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and that the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Grand Rapids and State of Michigan on the 31st day of July, 2019.

RED CEDAR FUND TRUST

		By:	/s/ David Withrow
		Name:	David Withrow
		Title:	Sole Trustee
Attest:	/s/ Matthew A. Swendiman
Name:	Matthew A. Swendiman
Title:	Chief Compliance Officer

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